NO ACT

2-4-09

09001098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 04 2009
Washington, DC 20549

February 4, 2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-4-09

Re: General Electric Company

Dear Mr. Mueller:

This is in regard to your letter dated February 4, 2009 concerning the shareholder proposal submitted by Helen Quirini for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that GE therefore withdraws its December 8, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

PROCESSED
MAR 2 2009
THOMSON REUTERS

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

February 4, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

<u>VIA E-MAIL</u>
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Withdrawal of No-Action Request Regarding the Shareowner Proposal of John Chevedden (Quirini);
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 8, 2008, on behalf of our client, General Electric Company (the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request relating to the Company's ability to exclude from its proxy materials for its 2009 Annual Meeting of Shareowners a shareowner proposal entitled "Independent Board Chairman," submitted by John Chevedden in the name of Helen Quirini pursuant to Rule 14a-8 under the Exchange Act of 1934 (the "Independent Chair Request"). The Independent Chair Request sets forth the bases for our view that the proposal is excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

Enclosed is a letter delivered to the Company on February 3, 2009, confirming the withdrawal of the foregoing proposal. *See* <u>Exhibit A</u>. Accordingly, in reliance on the letter attached hereto as <u>Exhibit A</u>, we hereby withdraw the Independent Chair Request.

Please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth Ising at (202) 955-8287, or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465 with any questions in this regard.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Craig T. Beazer, General Electric Company
John Chevedden
Helen Quirini

100598697_4.DOC

EXHIBIT A

February 2, 2009

Mr. Brackett B. Denniston, III
Senior Vice President, General Counsel
& Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

RE: Withdrawal of Shareholder Proposal

Dear Mr. Denniston:

This letter is confirmation that I agree to withdraw the shareholder proposal that I submitted to General Electric Company ("GE"), entitled "Independent Board Chairman", that GE received on October 31, 2008. I have reached a satisfactory resolution with GE further to the letter that I received from Eliza W. Fraser dated January 30, 2009. I hereby withdraw my proposal in its entirety as of the date hereof.

Sincerely,

Helen Quirini

cc: Eliza W. Fraser
T: 203 373 2442
F: 203 373 3079

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 General Electric Company (GE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Helen Quirini
Independent Board Chairman

Ladies and Gentlemen:

This is the first response to the company December 8, 2008 no action request regarding this rule 14a-8 proposal with the following text:

Independent Board Chairman

RESOLVED: That stockholders ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

The policy should be implemented so as not to violate any contractual obligation. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

Statement of Helen Quirini

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's business and affairs.

Contrary to the company (i)(2) objection the bylaws are not clear in Article II whether Chairman is to be the CEO in every instance (emphasis added):

B. Meetings of Directors

1. The Board of Directors may fix the time or times and the place or places of regular and special meetings of the Board. Special meetings of the Directors also may be held at any time by order of the Chairman of the Board, or in the absence of the Chairman of the Board, by order of the President, ***if then a separate officer***, or upon the written direction of two of the Directors.

Thus the above text seems to indicate that the Chairman and President/CEO positions can be held by separate persons.

Contrary to the company (i)(2) objection the bylaws are not clear in Article VI whether Chairman is to be the CEO in every instance:

Article VI
Vacancies

Any vacancy occurring in the Board of Directors, or in any office, may be filled for the unexpired term by the Board of Directors [Period].

Thus the bylaws do not specify any requirement of combining the Chairman and CEO when a vacancy occurs.

The company should not be allowed to benefit from the ambiguity of its bylaws.

Apparently the company can only find a precedent with a claimed disconnect between adopting a policy and the existing bylaws in which the outcome was decided in favor of the proponent, i.e. *First Mariner Bancorp* (Jan. 10, 2005).

The company cites an un-analogous precedent in *PG&E Corp.* (Feb. 25, 2008) in which the company claims that two bylaws were in conflict.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(2) objection. There is also no precedent in *The Boeing Co.* (Olson) (Feb. 19, 2008). This rule 14a-8 proposal called for "the board to amend the bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent." And Boeing stated, "Delaware law requires board and stockholder approval to amend the Certificate."

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Helen Quirini

Craig T. Beazer <craig.beazer@ge.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 8, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareowner Proposal of John Chevedden (Quirini)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareowners (collectively, the "2009 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") under the name of Helen Quirini as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests:

That stockholders ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proponent has exceeded the one proposal limitation of Rule 14a-8(c) and does not satisfy the ownership requirements of Rule 14a-8(b) for the reasons addressed in a separate no-action request submitted concurrently herewith, and accordingly that the Proposal is excludable on those bases. In addition, we believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and

- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

A company may exclude a shareowner proposal under Rule 14a-8(i)(2) if the proposal would, if implemented, "cause the company to violate any state, federal, or foreign law to which is it subject." The Company is incorporated under the laws of the State of New York. The Proponent seeks the adoption of a policy that would violate the Company's by-laws, as amended (the "By-Laws"). For the reasons set forth below and in the legal opinion on New York law from Gibson, Dunn and Crutcher LLP, attached hereto as Exhibit B (the "New York Law Opinion"), we are of the opinion that adoption of a policy that violates the By-Laws would cause the Company to violate New York law. Accordingly, the Proposal is excludable under

Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate state law.

In analyzing the Proposal for purposes of this letter and the New York Law Opinion, we have assumed that the Company would take only those actions specifically called for by the language of the Proposal. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("In analyzing an opinion of counsel . . . we consider the extent to which the opinion makes assumptions about the operation of the proposal that are not called for by the language of the proposal.").

The Proposal asks the Board of Directors to adopt a policy that the Chairman of the Board be an independent director who has not previously served as an executive officer of the Company. However, the By-Laws designate the Chairman of the Board as an officer of the Company and *specifically require* that the Chairman be the Chief Executive Officer. Section A.1 of Article IV of the By-Laws states that "the officers of this Company shall include . . . [a] Chairman of the Board, who shall be chosen by the Directors from their own number. The Chairman of the Board shall be the Chief Executive Officer of the Company." Therefore, the By-Laws explicitly provide that (i) the Chairman of the Board shall be an officer of the Company, and (ii) a person cannot be qualified to serve as Chairman of the Board unless that person also serves as the Company's Chief Executive Officer. In addition, under the New York Stock Exchange standards applicable to the Company for determining independence, an officer of the Company, including its Chief Executive Officer, cannot be an independent director. *See New York Stock Exchange Listed Company Manual*, Sec. 303A.02(b)(i) (setting forth listing requirements for companies listed on the New York Stock Exchange, such as the Company, including the requirement that in determining whether a director of a company is independent, any current employee or executive officer of the company is per se not independent).

As reflected in the New York Law Opinion, the Company's Board of Directors is required to abide by the By-Laws under New York law. Under New York law, the By-Laws have the full force and authority of statutory law on the Company, and the By-Laws are a binding contract with the Company's shareowners. Therefore, taking an action that violates the By-Laws is a violation of New York law. The Proposal seeks to have the Board of Directors adopt a policy, which, if implemented, would unequivocally violate Section A.1 of Article IV of the By-Laws. The Proponent's supporting statement clearly emphasizes that his aim is to separate the positions of Chief Executive Officer and Chairman of the Board, even though the By-Laws, *which have the force of law*, mandate that the same individual serve in both roles. If the Board of Directors adopts the policy that the Proposal requests, the policy would contravene the clear language of the By-Laws, causing the Company to violate New York law.

The Staff has recently concurred with a company's request to exclude a shareowner proposal similar to the one the Proponent has submitted. In *The Home Depot, Inc.* (avail. Feb. 12, 2008), the proponent (who is also the Proponent here) proposed to amend Home Depot's by-laws to provide that an independent director hold the position of chairman of the board. The company argued that adopting the proposal would conflict with the company's charter and other provisions of its by-laws, and therefore would be "contrary to Delaware law." The Staff allowed Home Depot to exclude the proposal under Rule 14a-8(i)(2), noting that "in the opinion of [Home Depot's] counsel, implementation of the proposal would cause Home Depot to violate state law." We are aware that in *First Mariner Bancorp* (avail. Jan. 10, 2005), the Staff was unable to concur with First Mariner's position that the company could omit a proposal that asked the company's board of directors to adopt a policy that the chairman of the board be an independent director. First Mariner argued that it could exclude the proposal under Rule 14a-8(i)(2) because the proposal would require the company to violate its own by-laws, resulting in a violation of state law. However, First Mariner failed to provide an opinion of counsel supporting its position. By contrast, we have included the New York Law Opinion outlining two separate bases for our opinion that implementation of the Proposal would cause the Company to violate New York law. As detailed in the New York Law Opinion, implementing the Proposal would result in adoption of a policy that directly contravenes a specific provision of the By-Laws, thereby causing the Company to violate New York law. *See PG&E Corp.* (avail. Feb. 25, 2008) (concurring that a proposal requesting the company to adopt a by-law amendment could be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) based on counsel's opinion that implementation of the proposal would violate with state law because the proposed by-law amendment would conflict with another provision of the by-laws).

Accordingly, for the reasons set forth above and as supported by the New York Law Opinion, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law.

II. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the legal power and authority to implement it. The Staff on numerous occasions has permitted exclusion under Rule 14a-8(i)(6) of proposals seeking action contrary to state law. *See, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *The Boeing Co. (Olson)* (avail. Feb. 19, 2008).

New York law requires a company's board of directors to abide by the company's by-laws. Under New York law, by-laws have the same legal effect as statutes and are binding on a company to the same extent as if they had been enacted by the legislature. In addition, a New York corporation's by-laws are considered a binding contract between the corporation and its shareowners. Implementation of the Proposal would clearly violate the By-Laws, resulting in a violation of New York law. Since, as reflected in the New York Law Opinion, the By-Laws include an explicit requirement that the Company's Chairman of the Board and the Chief Executive Officer be the same person, the implementation of a policy designed to separate the two positions would necessitate that the Board of Directors violate New York law by acting in a manner that violates the By-Laws. Accordingly, the Company is without the legal power and authority to implement the Proposal, and the Proposal is properly excludable under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/als
Enclosures

cc: Craig T. Beazer, General Electric Company
John Chevedden
Helen Quirini

100565057_4.DOC

EXHIBIT A

J. R. IMMELT
OCT 31 2008

Helen Quirini
*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828

Rule 14a-8 Proposal

Dear Mr. Immelt,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verified that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Helen Quirini (signature) 10/28/08
Helen Quirini Date

cc: Brackett B. Denniston III
Corporate Secretary
PH: 203-373-2211
FX: 203-373-3131
David Stuart <david.m.stuart@ge.com>
Senior Counsel
PH: 203-373-2243
FX: 203-373-2523
Eliza Fraser <eliza.fraser@ge.com>

[GE: Rule 14a-8 *Proposal*, October 31, 2008]

3 – Independent Board Chairman

RESOLVED: That stockholders ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

The policy should be implemented so as not to violate any contractual obligation. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

Statement of Helen Quirini

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's business and affairs.

It is difficult to overstate the importance of the board of directors in our system of corporate accountability. As the Conference Board Commission on Public Trust and Private Enterprise stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO (Report of the NACD Blue Ribbon Commission on Director Professionalism). Although the board and senior management may work together to develop long-range plans and relate to key constituencies, the board's responsibilities may sometimes bring it into conflict with the CEO.

When a CEO serves as board chairman, this arrangement may hinder the board's ability to monitor the CEO's performance. As Intel co-founder Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

I urge stockholders to promote independent board leadership and vote for this proposal:

Independent Board Chairman

Yes on 3

Notes:

Helen Quirini, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

GENWORTH FINANCIAL SECURITIES CORPORATION
PO Box 968009
Schaumburg, IL 60196-8009

October 31, 2008

To Whom It May Concern,

Helen Quirini, *** FISMA & OMB Memorandum M-07-16 *** , has continuously owned at least 100 shares of General Electric Company Common Stock (Symbol "GE") since October 1, 2005.

Genworth Financial Securities Corporation has been the record holder for these shares of General Electric Company Common Stock for this entire period.

Rudolph J Quirini

Rudolph J. Quirini
Registered Representative #4923
Genworth Financial Securities Corporation

Post-it® Fax Note 7671	Date 11-14-08 # of pages ▸
To Craig Beeze	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 203-373-3079	Fax #

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 10, 2008

VIA OVERNIGHT MAIL AND E-MAIL *** FISMA & OMB Memorandum M-07-16 ***
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of General Electric Co. (the "Company"), which received on October 31, 2008 a shareowner proposal from Helen Quirini (the "Proponent") entitled "Independent Board Chairman" for consideration at the Company's 2009 Annual Meeting of Shareowners (the "Proposal"). The cover letter accompanying the Proposal indicates that correspondence regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date, we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may send your response to me via facsimile at (203) 373-3079 or via e-mail at craig.beazer@ge.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

Enclosure

cc: Ms. Helen Quirini

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or.

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m). **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

GENWORTH FINANCIAL SECURITIES CORPORATION
PO Box 968009
Schaumburg, IL 60196-8009

October 31, 2008

To Whom It May Concern,

Helen Quirini, *** FISMA & OMB Memorandum M-07-16 *** , has continuously owned at least 100 shares of General Electric Company Common Stock (Symbol "GE") since October 1, 2005.

Genworth Financial Securities Corporation has been the record holder for these shares of General Electric Company Common Stock for this entire period.

Rudolph J. Quirini

Rudolph J. Quirini
Registered Representative #4923
Genworth Financial Securities Corporation

Post-it® Fax Note 7671	Date 11-14-08 # of pages ▸
To Craig Beezer	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 203-373-3079	Fax #

EXHIBIT B

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 8, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: *Shareowner Proposal of John Chevedden (Quirini)*

Dear Ladies and Gentlemen:

We have acted as counsel to General Electric Company, a New York corporation (the "Company"), in connection with its response to a shareowner proposal (the "Proposal") submitted by John Chevedden (the "Proponent") under the name of Helen Quirini as his nominal proponent for consideration at the Company's 2009 Annual Shareowners Meeting. In connection therewith, you have requested our opinion as to whether the Proposal, if implemented, would cause the Company to violate New York law.

In connection with the opinions expressed below, we have examined copies of the following documents, which the Company has supplied to us or we obtained from publicly available records:

1. General Electric Company Certificate of Incorporation, as amended through April 25, 2007;

2. By-Laws of General Electric Company, as amended through April 25, 2007 (the "By-Laws"); and

3. the Proposal.

For purposes of rendering our opinions set forth herein:

1. we have assumed that the Company would take only those actions specifically called for by the language of the Proposal;

2. we have assumed the authenticity of the documents provided to us, the conformity with authentic originals of all documents provided to us as copies or forms, the genuineness of all signatures and the legal capacity of natural persons, and that the foregoing documents, in the forms provided to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein; and

3. we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein.

Background

The Proposal requests that the Company's Board of Directors "adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company."

Under the New York Business Corporation Law, the by-laws of a corporation may prescribe director qualifications. N.Y. Bus. Corp. Law § 701 (2008). Pursuant to this grant of authority, the By-Laws state that "the officers of this Company shall include . . . [a] Chairman of the Board" and that "[t]he Chairman of the Board shall be the Chief Executive Officer of the Company." Article IV.A.1.

Discussion

Assuming that the Company takes only those actions specifically called for by the Proposal – that is, adopting a policy that the Chairman of the Board be an independent director – implementation of the Proposal would cause the Company to violate the By-Laws. A violation of the By-Laws would, in turn, violate New York law. Accordingly, we are of the opinion that implementation of the Proposal would cause the Company to violate New York law. The bases of our opinion are discussed below.

Under New York law, directors of a corporation must abide by the corporation's by-laws. New York law holds that by-laws have the same legal effect as statutes and are binding on a corporation to the same extent as if they had been enacted by the legislature. In addition, under New York law, by-laws are considered a binding contract between a corporation and its shareowners. Accordingly, implementation of the Proposal would require the Company's Board of Directors to act in a manner that would violate the By-Laws and thus to violate state law.

1. The Company's By-Laws Have the Force of Law under New York Law

Under New York law, a corporation's by-laws have the force and authority of law on a corporation. See, e.g., *In re* Flushing Hospital & Dispensary, 288 N.Y. 125, 41 N.E.2d 917 (1942) and 2 White et al., White, New York Business Entities § 601.01 (LexisNexis/Mathew Bender 2005). In fact, in New York the authority of corporate by-laws is equivalent to that of statutory law. In this regard, the courts have stated that "a by-law of a corporation has all the force of a statute, and is as binding upon the company and its members as any public law of the state." Timolat v. S.J. Held Co., 17 Misc. 556, 557, 40 N.Y.S. 692, 692 (1896). As a result, the Company's Board of Directors is bound by the By-Laws to the same degree as it is bound by New York statutory law. Implementation of the Proposal would necessitate that the Company's Board of Directors take actions that contravene the By-Laws. Accordingly, implementing the Proposal would cause the Company to violate New York law.

2. *The Company's By-Laws Are a Binding Contract with Its Shareowners under New York Law*

New York law considers by-laws a binding contract between a corporation and its shareowners. 2 White et al., White, New York Business Entities § 601.01 (LexisNexis/Mathew Bender 2005). As the New York courts have articulated, "a by-law is in the nature of a contract," and accordingly, if "a by-law is not inconsistent with the statute, it will be enforced as a contract." *In re* Am. Fibre Chair Seat Corp., 241 A.D. 532, 533 and 537, 272 N.Y.S. 206, 207 and 211 (App. Div. 1934), aff'd, 265 N.Y. 416, 193 N.E. 253 (1934). See also Weisblum v. Li Falco Mfg. Co., 193 Misc. 473, 84 N.Y.S.2d 162 (1947); Weber v. Sidney, 19 A.D.2d 494, 244 N.Y.S.2d 288 (App. Div. 1963), aff'd, 14 N.Y.2d 929, 252 N.Y.S.2d 327; Silver v. Farrell, 113 Misc. 2d 443, 450 N.Y.S.2d 938 (1982). The New York courts have also held that "a breach of contract is an illegal act." Reporters' Ass'n of Am. v. Sun Printing & Publ'g Ass'n, 79 N.E. 710, 712 (N.Y. 1906). Implementing the Proposal would necessitate that the Company's Board of Directors act in direct contravention of the By-Laws. Because the By-Laws are a contract between the Company and its shareowners under New York law, implementation of the Proposal would cause the Board of Directors to breach its contract with its shareowners, resulting in a violation of New York law.

Conclusion

Based upon the foregoing, and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that implementation of the Proposal would cause the Company to violate New York law.

We render no opinion herein as to matters involving the laws of any jurisdiction other than the State of New York and this opinion is limited to the effect of the current state of the laws of the State of New York, the United States of America.

The opinions expressed above are solely for your benefit in connection with the matters addressed herein, and the undersigned is providing these legal opinions as a member in good standing admitted to practice before courts in the State of New York, the state in which the Company is incorporated. We understand that you may furnish a copy of this letter to the

Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter is not to be used for any other purpose or circulated, quoted or otherwise referred to, without, in each case, our written permission.

Very truly yours,

Ronald O. Mueller

ROM/rl

100565304_3.DOC

END